UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

NOVABAY PHARMACEUTICALS, INC.

 (Name of Issuer)

Common Stock, $0.01 par value

 (Title of Class of Securities)

66987P201

 (CUSIP Number)

Pioneer Pharma (Singapore) Pte. Ltd.

Attn: LI Xinzhou (Paul Li)

33A Chander Road

Singapore 219539

TEL: +65 98116356

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 1, 2016

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66987P201	SCHEDULE 13D/A

1.	Name of Reporting Person China Pioneer Pharma Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES	7.	Sole Voting Power 24,327
BENEFICIALLY OWNED BY	8.	Shared Voting power 5,188,421(1)
EACH REPORTING	9.	Sole Dispositive Power 24,327
PERSON WITH	10.	Shared Dispositive Power 5,188,421(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,212,748(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 40.9%(1)(2)
14.	Type of Reporting Person HC, CO

CUSIP No. 66987P201	SCHEDULE 13D/A

1.	Name of Reporting Person Pioneer Pharma (Singapore) Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Singapore
NUMBER OF SHARES	7.	Sole Voting Power 0
BENEFICIALLY OWNED BY	8.	Shared Voting power 5,188,421(1)
EACH REPORTING	9.	Sole Dispositive Power 0
PERSON WITH	10.	Shared Dispositive Power 5,188,421(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,421(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 40.7%(1)(2)
14.	Type of Reporting Person CO

CUSIP No. 66987P201	SCHEDULE 13D/A

1.	Name of Reporting Person Pioneer Pharma (Hong Kong) Company Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES	7.	Sole Voting Power 0
BENEFICIALLY OWNED BY	8.	Shared Voting power 5,188,421(1)
EACH REPORTING	9.	Sole Dispositive Power 0
PERSON WITH	10.	Shared Dispositive Power 5,188,421(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,188,421(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 40.7%(1)(2)
14.	Type of Reporting Person CO

(1) Includes 1,490,202 Shares issuable upon the exercise of warrants.

(2) Based on 9,154,724 Shares outstanding as of May 31, 2016, plus 2,094,241 Shares offered and sold by the Company on August 1, 2016, for an estimated aggregate 11,248,965 Shares outstanding. For purposes of determining the percent of class represented, the Shares outstanding were further adjusted to reflect 1,490,202 Shares issuable upon the exercise of warrants.

Explanatory Note

This Amendment No. 1 amends the Schedule 13D filed on March 4, 2016 (the “Original Filing”) by China Pioneer Pharma Holdings Limited (“China Pioneer”), Pioneer Pharma (Hong Kong) Company Limited (“Pioneer Hong Kong”) and Pioneer Pharma (Singapore) Pte. Ltd. (“Pioneer Singapore”), related to shares of common stock, $0.01 par value per share (the “Shares”) of NovaBay Pharmaceuticals, Inc., a Delaware corporation (the “Company”). On December 18, 2015, the Company effected a 1-for-25 reverse split of the Shares. Unless the context indicates or otherwise requires, all Share numbers and per Share information included in the Original Filing and herein has been retroactively adjusted to reflect such reverse stock split. Capitalized terms not defined herein shall have the meanings given to them in the Original Filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Prior to 2016, Pioneer Singapore purchased an aggregate of 383,827 Shares and warrants exercisable for 181,300 Shares at an aggregate purchase price of $9,754,000. On February 24, 2016, the Company closed a private placement, pursuant to which Pioneer Singapore purchased an additional 696,590 Shares at a purchase price of $1,330,486.90. On August 1, 2016, the Company completed a two-tranche private placement, pursuant to which Pioneer Singapore purchased an additional 2,617,802 Shares and warrants exercisable for 1,308,902 Shares at an aggregate purchase price of $5,000,000. The first tranche closed on May 9, 2016 and the second closed on August 1, 2016.

Prior to 2016, China Pioneer purchased an aggregate of 24,327 Shares in the open market at an aggregate purchase price of $610,689.

Pioneer Singapore is a wholly-owned subsidiary of Pioneer Hong Kong, which is a wholly-owned subsidiary of China Pioneer.

All of the Shares described herein were purchased by the Reporting Persons using funds from working capital.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On September 13, 2012, Pioneer Singapore entered into a Unit Purchase Agreement with the Company for 80,000 Shares and warrants exercisable for an additional 80,000 Shares (the “Warrants”) at a purchase price of $2,500,000 in connection with the International Distribution Agreement, effective September 13, 2012, by and between the Company and Naqu Area Pioneer Pharma Co. Ltd., governing the distribution of NeutroPhase in southeast Asia. As part of this overall investment, the Company issued Pioneer Singapore an additional 227 Shares over those described in the Unit Purchase Agreement. On November 25, 2013, the Company and Pioneer Singapore entered into a Common Stock Purchase Agreement, pursuant to which the Warrants were cancelled and Pioneer Singapore purchased an additional 200,000 Shares at a purchase price of $5,700,000.

On March 3, 2015, Pioneer Singapore entered into a definitive securities purchase agreement with the Company, pursuant to which Pioneer Singapore purchased 103,600 Shares and warrants exercisable for 181,300 Shares for investment purposes.

On February 24, 2016, the Company closed a private placement, pursuant to which Pioneer Singapore purchased an additional 696,590 Shares at $1.91 per Share for an aggregate purchase price of $1,330,487. On August 1, 2016, the Company completed a two-tranche private placement, pursuant to which Pioneer Singapore purchased an additional 2,617,802 Shares and warrants exercisable for 1,308,902 Shares at an aggregate purchase price of $5,000,000. The first tranche closed on May 9, 2016 and the second closed on August 1, 2016. All such transactions were entered into for investment purposes.

All other Shares and warrants exercisable for Shares were acquired based upon the Reporting Persons’ belief that these securities represented an attractive investment opportunity.

On April 10, 2015, the Board of Directors of the Company elected LI Xinzhou (Paul Li) as a director of the Company. Mr. Li is Chairman of China Pioneer, President of Pioneer Singapore, and Director of Pioneer Hong Kong. The Reporting Persons sought the appointment of Mr. Li to the Board of Directors of the Company to provide greater oversight over their investment in Company common stock and to strengthen their and their affiliates’ distribution partnership with the Company in the Asia-Pacific region.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) China Pioneer is the beneficial owner of 5,212,748 Shares, which represents 40.9% of all Shares.

Pioneer Hong Kong is the beneficial owner of 5,188,421 Shares, which represents 40.7% of all Shares.

Pioneer Singapore is the beneficial owner of 5,188,421 Shares, which represents 40.7% of all Shares.

(b) China Pioneer:

Sole Voting Power: 24,327

Shared Voting Power: 5,188,421

Sole Dispositive Power: 24,327

Shared Dispositive Power: 5,188,421

Pioneer Hong Kong:

Sole Voting Power: 0

Shared Voting Power: 5,188,421

Sole Dispositive Power: 0

Shared Dispositive Power: 5,188,421

Pioneer Singapore:

Sole Voting Power: 0

Shared Voting Power: 5,188,421

Sole Dispositive Power: 0

Shared Dispositive Power: 5,188,421

(c) On August 1, 2016, the Company completed a two-tranche private placement, pursuant to which Pioneer Singapore purchased an additional 2,617,802 Shares and warrants exercisable for 1,308,902 Shares at an aggregate purchase price of $5,000,000. The first tranche closed on May 9, 2016 and the second closed on August 1, 2016. In total, the Company sold 6,173,299 Shares and warrants exercisable for 3,086,651 Shares in the private placement to ten (10) accredited investors at a purchase price of $1.91 per unit, for an aggregate purchase price of $11,791,000. China Kington Asset Management Co. Ltd. served as placement agent and was paid a six percent (6%) commission on the sales to Pioneer Singapore and other non-U.S. investors domiciled outside the United States.

(d) As the substantial controller and major shareholder of China Pioneer, which either directly or indirectly owns all other Reporting Persons, Mr. Li has the right to receive and the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares described herein.

(e) This item is not applicable.

Item 7. Materials to Be Filed as Exhibits.

Exhibit A: Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13D filed March 4, 2016).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2016

China Pioneer Pharma Holdings Limited

/s/ LI Xinzhou____________________

LI Xinzhou (Paul Li)

Chairman

Pioneer Pharma (Hong Kong) Company Limited

/s/ LI Xinzhou____________________

LI Xinzhou (Paul Li)

Director

Pioneer Pharma (Singapore) Pte. Ltd.

/s/ LI Xinzhou_____________________

LI Xinzhou (Paul Li)

President